Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), May 20, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 350 million share buyback program announced on November 7, 2023, as the fourth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fourth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees ($)	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
13/05/2024	3,921	376.3233	1,475,563.66	—	—	—	—	3,921	376.3233	1,475,563.66
14/05/2024	3,920	377.6059	1,480,215.13	—	—	—	—	3,920	377.6059	1,480,215.13
15/05/2024	3,868	379.2867	1,467,080.96	13,140	418.5555	5,499,819.27	5,077,381.16	17,008	384.7873	6,544,462.12
16/05/2024	3,815	387.0821	1,476,718.21	11,875	421.0393	4,999,841.69	4,601,363.60	15,690	387.3857	6,078,081.81
17/05/2024	3,822	387.4013	1,480,647.77	11,815	423.1702	4,999,755.91	4,610,619.62	15,637	389.5419	6,091,267.39
Total	19,346	381.4859	7,380,225.73	36,830	420.8367	15,499,416.87	14,289,364.38	56,176	385.7446	21,669,590.11

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fourth Tranche till May 17, 2024, the total invested consideration has been:
•Euro 208,468,400.36 for No. 593,235 common shares purchased on the EXM
•USD 69,890,582.49 (Euro 64,283,882.61*) for No. 177,331 common shares purchased on the NYSE.

As of May 17, 2024, the Company held in treasury No. 13,964,143 common shares equal to 5.43% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until May 17, 2024, the Company has purchased a total of 3,140,039 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 845,496,809.10.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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